UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BCB Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

072888 10 0

(CUSIP Number)

COPY TO:

GIORDANO, HALLERAN & CIESLA, P.C.
125 HALF MILE ROAD
P.O. BOX 190
MIDDLETOWN, NJ 07748
(732) 741-3900
Attn:  JOHN A. AIELLO, ESQ.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COMMITTEE FOR SOUND CORPORATE GOVERNANCE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,283 shares owned by the members of the Committee in the aggregate

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald S. Cymbor, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,464

	8.	Shared Voting Power 16,335

	9.	Sole Dispositive Power 61,464

	10.	Shared Dispositive Power 16,335

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Doria

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,504

	8.	Shared Voting Power 8,191

	9.	Sole Dispositive Power 17,504

	10.	Shared Dispositive Power 8,191

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Ferraro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,331

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,331

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phyllis Wasserman Garelick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,978

	8.	Shared Voting Power 303

	9.	Sole Dispositive Power 13,978

	10.	Shared Dispositive Power 303

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Virginia Boele Kemp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,541

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,541

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary R. Maita

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,851

	8.	Shared Voting Power 9,143

	9.	Sole Dispositive Power 51,851

	10.	Shared Dispositive Power 9,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Masone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,876

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,876

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Mickey McCabe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,992

	8.	Shared Voting Power 55,599

	9.	Sole Dispositive Power 12,992

	10.	Shared Dispositive Power 55,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth R. Poesl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,546

	8.	Shared Voting Power 1,597

	9.	Sole Dispositive Power 107,546

	10.	Shared Dispositive Power 1,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Henry Sanchez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,420

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,420

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark A. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Tagliareni

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,169

	8.	Shared Voting Power 7,684

	9.	Sole Dispositive Power 18,169

	10.	Shared Dispositive Power 7,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,853

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on March 10, 2004 (the “Schedule 13D”) by the Committee for Sound Corporate Governance (the “Committee”) of BCB Bancorp, Inc. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D.

                As a result of the filing on March 22, 2004 of an amendment to its Preliminary Proxy Statement filed on March 12, 2004 (as amended, the “Proxy Statement,” file no. 000-50275), the Committee amends its Schedule 13D as follows:

Item 4.        Purpose of Transaction

                The shares owned by Reporting Persons were acquired for personal investment.

                The Committee includes eight current members of the Issuer’s Board of Directors, including the former Chairman of the Board of Directors of the Issuer.  The members of the Committee believe that the other members of the Issuer’s Board have failed to act in accordance with sound corporate governance principles.  Specifically, the Committee believes that at the direction of the other directors, the Board has acted arbitrarily regarding its consideration of important matters.

                This belief was instilled by reactions and responses to communications with the Issuer regarding a proposed business combination from another local financial institution.  Ten of the Issuer’s directors, who are management nominees currently controlling the vote of the Board (the “Management Nominees”), including three current executive officers of the Issuer, were adamant in their refusal to consider a proposed business combination.  The other directors (the “Committee Nominees”) believe that a full, formal consideration of the business combination proposal should have been undertaken by the Board in order to have a fully-informed basis to evaluate the Issuer’s strategic direction.  The Committee Nominees believe such consideration is important not merely to find out what price might be obtained for the Issuer’s shareholders as opposed to the value of remaining independent, but also to evaluate whether a combination with another local institution would more likely promote the future survival of a viable local institution, as well as an enhanced overall value for Issuer shareholders.

                In response to the actions of the Management Nominees, the Committee Nominees decided to form the Committee and to solicit the votes of other Issuer shareholders.  The aim of the Committee is to replace the existing Board of Directors of the Issuer with directors who recognize their obligation to act in the best interests of the Issuer’s shareholders and to responsibly explore all strategic options available to the Issuer.  The Committee Nominees, upon election, intend to follow a policy of evaluating all viable strategic alternatives, including the pending proposal for a business combination to the extent that it may still constitute a viable offer at such time.  Any such evaluation would be undertaken with the advice of financial advisors and counsel, and no determinations have been made by the Committee Nominees regarding the pending proposal.  Except for their intention to implement this policy, the Committee Nominees do not have any specific plans for changes in the operations of the Issuer.

                Other than the foregoing, the Committee does not have any current plans or proposals of the type described in items (a) through (j) of Item 4.  The Committee reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2004	COMMITTEE FOR SOUND CORPORATE GOVERNANCE
DONALD S. CYMBOR, SR.
ROBERT G. DORIA
SUSAN FERRARO
PHYLLIS WASSERMAN GARELICK
JOHN J. HUGHES
VIRGINIA BOELE KEMP
GARY R. MAITA
MICHAEL MASONE
H. MICKEY MCCABE
KENNETH R. POESL
HENRY SANCHEZ
MARK A SMITH
JOSEPH TAGLIARENI

By:	/s/
John J. Hughes, Attorney-in-Fact